Delisting Determination, The Nasdaq Stock Market, LLC,
August 3, 2020, Rosehill Resources Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the Class A Common Stock, Units and Warrants common stock of Rosehill Resources Inc. (the Company), effective at the opening of the trading session on August 13, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on July 27, 2020. On July 31, 2020 the Company informed Nasdaq Staff of its decision not to appeal the delist determination. The Staff determination to delist the Company common stock became final on August 3, 2020.